UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRESSURE BIOSCIENCES, INC. f/k/a BOSTON BIOMEDICA, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

100560101

(CUSIP Number)

Tim T. Hart

Chief Financial Officer

c/o SeraCare Life Sciences, Inc.

1935 Avenida del Oro, Suite F

Oceanside, California 92056

(760) 806-8922

with a copy to

Andor D. Terner, Esq.

O’Melveny & Myers LLP

114 Pacifica, Suite 100

Irvine, California 92618

(949) 737-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.100560101	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) SERACARE LIFE SCIENCES, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 100560101	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to shares of Common Stock, par value $0.01 per share, of Pressure BioSciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. (the “Issuer”) on April 21, 2004 (the “Schedule 13D”) by SeraCare Life Sciences, Inc., a California corporation. The Issuer has its principal executive offices at 375 West Street, West Bridgewater, Massachusetts. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Items 3, 4 and 6 of the Schedule 13D are hereby amended to add the additional statements set forth below under the applicable item, and Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On September 14, 2004, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 8 of both the Kiphart Voting Agreement and the Schumacher Voting Agreement (together, the “Voting Agreements”), the Voting Agreements terminated at such time.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 14, 2004, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 8 of the Voting Agreements, the Voting Agreements terminated at such time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

	(a)	None.

	(b)	Not applicable.

	(c)	On September 14, 2004, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 8 of the Voting Agreements, the Voting Agreements terminated at such time.

	(d)	Not applicable.

	(e)	On September 14, 2004, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 8 of the Voting Agreements, the Voting Agreements terminated at such time.

CUSIP No. 100560101	13D	Page 4 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On September 14, 2004, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 8 of the Voting Agreements, the Voting Agreements terminated at such time.

Item 7.	Materials to Be Filed as Exhibits.

99.1. Asset Purchase Agreement, dated April 16, 2004, by and among SeraCare Life Sciences, Inc., a California corporation, Boston Biomedica, Inc., a Massachusetts corporation, and BBI Biotech Research Laboratories, Inc., a Massachusetts corporation (incorporated by reference to Exhibit 2.1 of the Reporting Person’s Form 8-K, filed April 16, 2004).

99.2. Voting Agreement, dated April 16, 2004, by and among the Richard Kiphart, Rebecca Kiphart, Shoreline Micro-Cap Fund I LP and SeraCare Life Sciences, Inc., a California corporation (incorporated by reference to Exhibit 10.1 of the Reporting Person’s Form 8-K, filed April 16, 2004).

99.3. Voting Agreement, dated April 16, 2004, by and between Richard T. Schumacher and SeraCare Life Sciences, Inc., a California corporation (incorporated by reference to Exhibit 10.2 of the Reporting Person’s Form 8-K, filed April 16, 2004).

CUSIP No.100560101	13D	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2004

/s/ Tim T. Hart
Tim T. Hart, Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SERACARE LIFE SCIENCES, INC.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Barry D. Plost	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Chairman of the Board	U.S.

Michael F. Crowley Jr.	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director, President and Chief Executive Officer	U.S.

Tim T. Hart	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Chief Financial Officer	U.S.

Jerry L. Burdick	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director and Secretary	U.S.

Samuel Anderson	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director	U.S.

Ezzat Jallad	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director	Lebanon

Dr. Nelson Teng	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director	U.S.

Robert J. Cresci	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director	U.S.

Dr. Bernard Kasten	SeraCare Life Sciences, Inc. 1935 Avenida del Oro, Suite F Oceanside, California	Director	U.S.